[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]
June 16, 2009
H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Fidelity National Information Services, Inc. Form S-4 Filed May 4, 2009 File No. 333-158960
Dear Mr. Owings:
     Set forth below are responses of Fidelity National Information Services, Inc. (“FIS”) and Metavante Technologies, Inc. (“Metavante”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated June 3, 2009 regarding FIS’ Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 (the “Amendment”) to the Registration Statement, and we have enclosed six courtesy copies of the Amendment marked to show changes from the Registration Statement as filed on May 4, 2009.
     The Staff’s comments, indicated in bold, are followed by responses on behalf of FIS and Metavante.

Mr. H. Christopher Owings
June 16, 2009

Registration Statement on Form S-4
Summary
The Investments and the Investment Agreement, page 6
1.	Please explain here why Fidelity determined to enter into the Investment Agreement, as you mention elsewhere, and how they arrived at the amount of consideration being offered for such shares, considering it appears to be at a discount to the merger consideration. In an appropriate place in this proxy statement/prospectus, please disclose to shareholders that this investment will cause additional dilution to shareholders in addition to the dilution caused as a result of the shares being issued in the merger. Please also tell us the exemption you relied upon and the facts that made such exemption available.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 6, 7 and 44 of the Amendment.

The Staff is supplementally advised that the issuances and sales of the shares of FIS common stock to certain affiliates of Thomas H. Lee Partners, L.P. (“THL”) and Fidelity National Financial, Inc. (“FNF”) pursuant to the Investment Agreement will be exempt from registration under the Securities Act of 1933 pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933 and/or Section 4(2) of the Securities Act of 1933. In connection therewith, each of THL and FNF have represented to FIS and agreed that it (a) understands that it is acquiring the shares of FIS common stock pursuant to an exemption from registration under the Securities Act of 1933 and that it is acquiring the shares solely for investment with no present intention to distribute any of the shares to any person, (b) will not sell or otherwise dispose of any of the shares, except in compliance with the registration requirements or exemption provisions of the Securities Act of 1933 and any other applicable securities laws, (c) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the shares and of making an informed investment decision and (d) is an accredited investor (as that term is defined by Rule 501 promulgated under the Securities Act of 1933). All certificates representing the shares of FIS common stock to be received by THL and FNF upon completion of the investments will bear a legend stating that the shares have not been registered under the Securities Act of 1933 and setting forth the restrictions on transferability and sale of the shares. FIS has not engaged in general solicitation or advertising with regard to the issuances and sales of such shares of FIS common stock and has not offered securities to the public in connection with these issuances and sales.
Recent Developments, page 25
2.	Please update your proxy statement/prospectus to provide the quarterly information you and Metavante subsequently filed on Form 10-Q.

Mr. H. Christopher Owings
June 16, 2009

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 11-15 and 26-37 of the Amendment.
FIS Proposal 1 and Metavante Proposal 1: The Merger, page 37
Background of the Merger, page 37
3.	Please revise your disclosure in the second paragraph on page 37 to discuss the impetus behind the telephone conversation between Mr. Kennedy, your President and Chief Executive Officer, and Mr. Martire, then President and Chief Executive Officer of Metavante. By way of example only, please discuss information such as who initiated the conversation, whether the boards of the respective companies were aware of the conversation prior to its occurrence, and whether any third party was involved in initiating or recommending the conversation.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 38 of the Amendment.

4.	We note your statement in the last sentence of the third paragraph on page 37 that both companies’ boards of directors consulted with outside financial advisors during the weeks following the initial discussions that occurred in mid-July 2008. We further note your statement in the third sentence of the fourth paragraph on page 37 that your financial advisor was involved in meetings during August and September 2008 to review financial information regarding a potential combination with Metavante. Finally, we note your disclosure in the last paragraph on page 39 indicating that Goldman, Sachs & Co. and Banc of America Securities acted as your financial advisors as of March 27, 2009. Please revise your discussion to
•	identify each financial advisor that you utilized throughout the period covered by your background discussion,

•	indicate the date(s) on which you retained each advisor,

•	provide a brief description of the services for which each advisor was retained, especially considering you determined to retain two financial advisors, and
Response:

In response to the Staff’s comment, we have revised the disclosure on page 38 of the Amendment.
•	describe the services ultimately provided by each advisor.
Response:

In response to the Staff’s comment, we have revised the disclosure on page 38 of the Amendment. We also direct the Staff’s attention to the disclosures in the fourth paragraph of page 38, the paragraph running over from page 38 to page 39, the third full paragraph of page 39, the third full

Mr. H. Christopher Owings
June 16, 2009

paragraph of page 40, the first full paragraph on page 41, the second paragraph of page 42 and the paragraph running over from page 42 to page 43 with respect to the participation of FIS’ and Metavante’s financial advisors in the negotiation of the terms of the transaction and the parties’ respective board meetings, and the delivery of an opinion by each financial advisor to the FIS board of directors (in the case of each of Goldman Sachs & Co. and Banc of America Securities) and the Metavante board of directors (in the case of Barclays Capital).
Your discussion should also address whether your financial advisor(s) provided and/or your board sought any advice with respect to alternative transactions.
Response:

The Staff is supplementally advised that the Registration Statement does not indicate that FIS’ financial advisors provided, and/or that the FIS board sought, any advice with respect to alternative transactions because the FIS board of directors did not seek any advice from its financial advisors with respect to alternative transactions and no such advice was provided. The Staff is also supplementally advised that the Registration Statement does not indicate that Metavante’s financial advisor provided, and/or that the Metavante board sought, any advice with respect to alternative transactions (other than the proposal made by Company A), because the Metavante board of directors did not seek any advice from its financial advisors with respect to alternative transactions (other than the proposal made by Company A) and no such advice was provided. We also direct the Staff’s attention to the disclosures in the paragraph running over from page 38 to page 39 with respect to the role of Metavante’s financial advisors in assessing the proposal made by Company A.

5.	At the bottom of page 37, you state that Metavante received a written indication of interest from Company A that contained “financial terms that were comparable to the terms being proposed by FIS.” Please specifically disclose the terms of the offer and elaborate upon your statement that “the comparative value of the potential transaction with Company A was not as favorable to Metavante’s shareholders”

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 38 and 39 of the Amendment.

6.	We note that the parties retained J.P. Morgan Securities to act as structuring agent. Please elaborate upon the role that J.P. Morgan played and what other, if any, financing alternatives were considered.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 39 of the Amendment.

7.	Where you discuss the “impact of a transaction on Metavante’s debt” and “the potential tax issues,” please revise to specifically identify what about these aspects of the transaction caused them to be issues.

Mr. H. Christopher Owings
June 16, 2009

Response:

In response to the Staff’s comment, we have revised the disclosure on page 39 of the Amendment.

8.	In the first paragraph on page 39 you state that in considering factors related to the anticipated capital structure of a combined entity you and your financial advisors took into account your “near-term strategic objective of obtaining an investment grade corporate credit rating”. Please revise your disclosure to discuss the relevance of obtaining an investment grade corporate credit rating to the proposed transaction and why you identified this as a strategic objective.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 40 of the Amendment.

9.	We note your discussion in the first full paragraph on page 40 regarding the discussions among Messrs. Massey, James, Foley and Martire. Please expand your discussion to state the exchange ratio and “certain changes” to the deal structure that Messrs. Massey and Foley proposed.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 41 of the Amendment.

10.	In the second sentence of the second full paragraph on page 40 you state that at Metavante’s March 29, 2009 board meeting, Kirkland and Ellis reviewed the substantive differences between the two proposals from you. Please revise your disclosure to describe each of the proposals that you made.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 41 of the Amendment.

11.	In the fifth sentence of the second full paragraph on page 40 you state that Mr. Martire “conveyed [Metavante’s] board’s view on the revised proposal to FIS and engaged in additional discussions with Mr. Foley.” Please expand your disclosure to state the board’s view that Mr. Martire conveyed to Mr. Foley.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 40 and 41 of the Amendment.

12.	In the last paragraph on page 40, you mentioned that the exchange ratio had been revised to 1.35. Please explain why in greater detail.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 41 of the Amendment.

Mr. H. Christopher Owings
June 16, 2009

FIS’ Reasons for the Merger and the Investments: Recommendation of the FIS Board of Directors, page 41
13.	Please revise to clarify whether the material factors considered were all positive or negative. If no negative factors were considered, please state this. This comment also applies to the discussion of factors considered by Metavante’s Board.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 43, 44, 45 and 47 of the Amendment.
Opinion of FIS’ Financial Advisors, page 46
14.	We note that in formulating their fairness opinions Goldman Sachs, Banc of America and Barclays all relied upon certain financial forecasts and analysis prepared by your and Metavante’s management, as applicable. Please revise your filing to include a summary of any non-public information, such as the financial forecasts and analysis, used by Goldman Sachs, Banc of America or Barclays in formulating their fairness opinions.

Response:

In response to the Staff’s comment, we have added the disclosure on page 72 of the Amendment.

15.	Quantify how much of the fees for each fairness opinion is contingent upon the closing of the merger.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 55 and 63 of the Amendment. We also direct the Staff’s attention to the disclosure in the first paragraph of page 72 regarding Barclays Capital’s compensation.
Change of Control Agreements, page 74
16.	Please revise to quantify the amounts that would individually be required to be paid under the terms of the change of control agreements you discuss here with a view to disclosure regarding the interests of certain persons in the merger. Please provide similar disclosure for each of the arrangements you discuss here; consider providing tabular disclosure of each of the payments that will be made to each of the persons discussed here.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 77 of the Amendment.

Mr. H. Christopher Owings
June 16, 2009

Representations and Warranties, page 81
17.	We note your statement in the first sentence of the first paragraph of the above referenced section that the merger agreement contains representations and warranties “made solely for the benefit” of the parties to the agreement. We further note your statement in the last sentence of the same paragraph that investors “should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about [you], Metavante or Merger Sub.” Please revise these statements to remove any potential implication that the registration statement or full merger agreement do not constitute public disclosure under the federal securities laws.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 82 of the Amendment.

18.	You state in the second sentence of the first paragraph of the above referenced section that the representations and warranties contained in the merger agreement are “qualified by information in confidential disclosure schedules that the parties have exchanged.” Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement. As you have not filed any of these schedules on EDGAR, please confirm to us that such schedules do not contain information that is material to an investment decision.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages A-iii, A-iv, II-1 and II-2 of the Amendment.

The Staff is supplementally advised that the disclosure schedules to the merger agreement do not contain information which is material to an investment decision regarding FIS or Metavante.
FIS Proposal 2 and Proposal 3: The Investments, page 112
Representations, Warranties, Covenants and Agreements, page 112
19.	We note that your disclosure beginning on page 112 regarding the investment agreement is similar to your disclosure on page 81 regarding the merger agreement. Please revise your disclosure beginning on page 112 to address, as applicable, the issues set forth in comments 17 and 18 set forth above.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 113-114 of the Amendment.

The Staff is supplementally advised that the disclosure schedules to the investment agreement do not contain information which is material to an investment decision regarding FIS or Metavante.

Mr. H. Christopher Owings
June 16, 2009

* * * * * *
     Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1341.

Sincerely,
/s/ Matthew M. Guest
Matthew M. Guest

cc:	Ronald D. Cook, Esq., Fidelity National Information Services, Inc. Donald W. Layden, Jr., Esq., Metavante Technologies, Inc. Jeffrey Symons, Esq., Kirkland & Ellis LLP